UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

NOTIFICIATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:


Name:                                            Infinity Capital Group, Inc.

Address of Principal Business Office:            80 Broad Street, 5th Floor
                                                 New York, New York  10004

Telephone Number (including area code):          (212) 962-4400

File Number under the Securities Exchange
Act of 1934:                                     814-00708

On May 31, 2005, the Company filed a notification of election to be regulated as a BDC under the 1940 Act on Form N-54A. The Company elected BDC status intending to provide equity and debt investment capital to fund growth, acquisitions and recapitalizations of small market companies primarily located in the United States.

At the time it became a BDC, the Company determined that it was necessary to raise additional capital to carry out the Company's business plan. Accordingly, from the time the Company became a BDC to the present, the Company has conducted several offerings of shares of its common stock pursuant to Regulation E under the Securities Act of 1933, as amended (the "Securities Act"), and filed offering circulars and related notifications on Form 1-E with the Securities and Exchange Commission (the "SEC"). The staff of the SEC (the "SEC Staff") reviewed the Company's offering circulars and related notification on Form 1-E and issued comment letters. As a result, the Company understands that it may have been out of compliance with certain of the rules and regulations under the 1940 Act relating to BDCs. The SEC Staff also informed the Company that its Form 1-E filings failed to include all of the information required to be communicated to potential investors, including all of the financial statements required by Form 1-E and that the Company's financial reporting system was inadequate. The Company failed to file the custodial contract required by Rule 17f-1 under the Investment Company Act of 1940 (the "1940 Act). The Company failed to nominate a functioning Chief Compliance Officer ("CCO") mandated by Rule 38a-1 under the 1940 Act which requires the Company to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws by the Company and the designation of a chief compliance officer to be responsible for administration of policies and procedures.

The Company has taken several steps to comply with SEC comments but deems that continuation as a BDC is too expensive in today's environment.

The Board of Directors, including the Directors who are not interested persons of the Company, reviewed the facts surrounding these compliance failures and their implications for the Company. Accordingly, after careful consideration of the 1940 Act requirements applicable to BDCs, an evaluation of the Company's ability to operate as a going concern in an investment company regulatory environment, the costs associated with complying with the 1940 Act, the Company's past difficulty in complying with the 1940 Act and a thorough assessment of potential alternative business models, the Board has determined that continuation as a BDC is not in the best interest of the Company and its shareholders at the present time.

The Company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the written consent of 61.97% of its outstanding voting securities on February 23, 2010, effective as of April 29, 2010.

Subsequent to the filing of the Form N-54C, the Company intends to enter into a Plan and Agreement of Reorganization with 30DC, Inc., a Delaware corporation, and the shareholders of 30DC, Inc. The Plan and Agreement of Reorganization is to have a closing date of September 10, 2010. 30DC, Inc. is not a registered investment company, business development company and is excluded from the definition of an investment company by section 3(c)(1) of the Act.

As part of the business combination, the business of 30DC, Inc. will become the business of the Company. 30DC, Inc. is involved in the management of two web-based e-commerce training programs, the 30 Day Challenge and the Immediate Edge. As a result of such business combination, the Company will own 100% of the issued and outstanding shares of common stock of 30DC, Inc. and will be the surviving corporation.

The Company intends to file a Current Report on Form 8-K with the SEC on September 10, 2010, describing the transaction in greater detail.

                                   SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York and the state of New York on the 10th day of September, 2010.



                          INFINITY CAPITAL GROUP, INC.
                        --------------------------------
                                  (Registrant)



                        By:  /s/ Gregory H. Laborde
                         ------------------------------
                          Gregory H. Laborde, President



Attest: /s/ Theodore A. Greenberg

        ---------------------------------------
        Theodore A. Greenberg
        Chief Financial Officer